Filed by The Real Brokerage Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RE/MAX Holdings, Inc. (Commission File No. 001-36101)

Transcript of

The Real Brokerage, Inc.

The Real Brokerage Conference Call

April 27, 2026

Participants

Alix Lumpkin - Chief Legal Officer, The Real Brokerage, Inc.

Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

Ravi Jani - Chief Financial Officer, The Real Brokerage, Inc.

Analysts

Ryan McKeveny - Zelman & Associates

Matthew Filek - William Blair & Company

Matthew Erdner - JonesTrading

Naved Khan - B. Riley Financial, Inc.

Tom White - D.A. Davidson & Co.

Presentation

Operator

Good morning, and welcome to The Real Brokerage, Inc. Conference Call to discuss the proposed acquisition of RE/MAX Holdings. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer session.

I would now like to turn the call over to Ms. Alix Lumpkin, Chief Legal Officer at Real. Please go ahead.

Alix Lumpkin - Chief Legal Officer, The Real Brokerage, Inc.

Thank you, and good morning, everyone. We appreciate you joining us on short notice. With me on the call today is Tamir Poleg, Chairman and Chief Executive Officer of Real; and Ravi Jani, our Chief Financial Officer. Following our prepared remarks, we’ll open the line for questions.

Please note that this call may contain forward-looking statements within the meaning of applicable securities laws. These statements reflect our current expectations but involve known and unknown risks and uncertainties. Actual results could differ materially from those anticipated. I’d encourage everyone to review the full disclaimer in our press release, investor presentation, and the risk factors in our public filings. Please note that this call is not an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. We urge investors and security holders to read the management information circular and the registration statement on Form S-4, including the proxy statement prospectus that will be contained therein, and all other relevant documents filed with the SEC on EDGAR and with the Canadian Securities Regulators on SEDAR+, or sent to shareholders as they become available because they will contain important information about the proposed transaction.

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In addition, Real, REMAX, and their respective Directors and Executive Officers may be deemed to be participants in any solicitation of proxies in connection with this transaction. Information regarding their interests of these participants can be found in Real and REMAX’s most recent management information circular or proxy statement filed with the SEC on EDGAR and with the Canadian Securities Regulators on SEDAR+. In addition, there’s an accompanying slide presentation for today’s call, which along with our press release and filings with the SEC and on SEDAR+, may be obtained from our website at onereal.com.

With that, I’ll turn it over to Tamir.

Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

Thank you, Alix, and good morning, everyone. This morning we announced that Real has entered into a definitive agreement to acquire REMAX. This is a transformational combination, one that unites the most iconic brand and largest franchise network in real estate with the most innovative technology and fastest growing major public real estate brokerage. Together, the Real REMAX Group will be a leading technology-enabled global real estate platform. This is a moment Real has been working towards since our inception.

Real was built on a simple conviction that technology can fundamentally change the economics of real estate for agents, for franchisees, and for consumers. REMAX was built on a different but equally powerful conviction that a trusted brand and an entrepreneurial franchise model can deliver superior results for agents and clients around the world. 50 years of REMAX history validates that model. And we believe that the combination of these two platforms creates something meaningfully differentiated against anything else in the market with significant upside potential.

On a pro forma 2025 basis, the Real REMAX Group would be the fastest growing publicly traded brokerage in the industry with approximately $2.3 billion in revenue and $157 million in adjusted EBITDA. The combined company’s powerful technology, scale, and iconic brand power will drive more value to agents, franchisees, consumers, and shareholders than either company could do alone.

Turning to Slide 5, let me walk through the transaction terms on this slide. We are acquiring REMAX for an enterprise value of $880 million. For Real, the transaction multiple reflects approximately 9.4 times REMAX 2025 adjusted EBITDA before cost energy and 7.1 times after taking into account an expected $30 million of annual run rate cost energies.

Importantly, this transaction is happening in a market environment that remains near a historical trough for existing home sales, meaning REMAX earnings today do not reflect a normalized housing environment. This gives us conviction that this is a compelling entry point with significant earnings upside potential as the market recovers. The transaction structure provides REMAX shareholders with the benefit and optionality of both value upside and value certainty.

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REMAX shareholders can elect to receive 5.15 shares of Real REMAX Group for each REMAX share they own. Alternatively, REMAX shareholders may elect to receive $13.80 per share in cash subject to proration such that the aggregate cash proceeds for REMAX shareholders will be no less than $60 million and no greater than $80 million. Existing Real shareholders will receive one share of the new Real REMAX Group for each Real share owned.

The transaction is expected to close in the second half of 2026 subject to regulatory and shareholder approvals from both companies as well as the approval of the British Columbia Court, Real’s current home jurisdiction. The enthusiasm we and REMAX have for the transaction is clear, with some of the largest shareholders of both companies having already agreed to vote for it. REMAX founders Dave and Gail Liniger have inspired and grown an extraordinary company and their excitement about the combination gives us even greater confidence in the upside we can create together.

On this point, I want to say one thing clearly. The REMAX brand is not changing. REMAX is an iconic, globally recognized franchise and it is an important part of this combined company. We will operate REMAX and Real as distinct businesses under one platform. That is the operating philosophy we are committed to.

Moving to Slide 6. Slide 6 lists the five strategic pillars that underpin the combination. Let me dive into more details on each. Slide 7, first and most fundamentally, this is a combination of two highly complementary businesses. Real brings the growth velocity of a modern AI-enabled asset-light brokerage as well as proprietary technology, a vibrant agent community and a scalable operating model. REMAX brings a global franchise network, significant brand equity and the recurring revenue and compelling margin profile of a capital-light franchisor. These models do not compete, they complement.

Real REMAX Group will be the only major real estate company offering both cloud-based brokerage and global franchise office network. And it will benefit from two of the industry’s strongest agent cultures on one platform. Agents who thrive in the in-office franchise environment can continue to do so under the REMAX brand, and agents who prefer the flexibility and economics of a cloud-based model can continue to do so under Real. Let me share more.

Turning to Slide 8. The combination will create a compelling and differentiated value proposition for every stakeholder in the ecosystem. For agents, this is about choice and better tools. REMAX agents will keep their brand, their franchise model and their existing economics. Real agents will keep their model too. What changes is that both agent groups will now have the support of a significant larger platform. Both will have access to advanced technology, extended product offering and ancillary income streams, including mortgage, title and fintech services. We are not asking agents to change what works for them. We are adding to it. And we believe that that makes agents’ value proposition more.

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For franchisees, we will provide access to our proprietary technology platform, reZEN, to serve as the system of record to manage their back-office brokerage operations. This includes streamlining transaction management processes, reducing manual labor-intensive tasks and ultimately lowering the cost to operate. We will also provide access to our ancillary services, including mortgage and title, to unlock new revenue streams and supplement their existing operations. Two distinct models, one platform, each made stronger by the other. Put simply, the combined platform gives agents and franchisees, more reasons to join and more reasons to stay.

On Slide 9, I want to spend a moment discussing our proprietary technology platform, reZEN, and why we think agents and franchisees across the REMAX network should be excited about the opportunity to leverage this technology in their business. Today, reZEN is used by 100% of Real agents, over 33,000 agents in 50 states and five Canadian provinces, providing a foundation for potential future international expansion and long-term value creation. By automating workflows, leveraging AI, and replacing many capabilities that today are often sourced across several third-party platforms, reZEN offers the ability to significantly reduce franchise operating costs, while simultaneously improving and standardizing transaction and key management workflows.

To give some perspective on what this means in application, Real operates the most efficient brokerage in the public markets, with 94 agents per full-time brokerage employee. The next closest public competitor manages 45, and the industry’s largest public player is at 12. That is a game-changing difference. It’s directly derived from the power of the platform we’ve built over the past decade. We’ve proven it can operate at scale, and we’re eager to grow that reach meaningfully.

On to Slide 10. For consumers, this combination makes one of life’s most complex transactions even simpler. We will continue to roll out HeyLeo, our AI-powered home search portal and AI relationship management platform, to franchisees across the REMAX network over time. This will empower home sellers and home buyers, giving them a smarter, more responsive experience from the very first search. Additionally, through One Real Title, One Real Mortgage, Motto Mortgage, and wemlo, we will bring more integrated ancillary services under one roof. That matters because it gives agents and their clients more control over each transaction with fewer hands-off, faster closings, and a better experience end-to-end.

On Slide 11, you can see from a financial standpoint, REMAX will possess one diversified and durable financial model with increased exposure to high-margin franchise revenue and the opportunity to grow in higher-margin ancillary services. Today, Real revenue is predominantly generated from transaction-based commissions. REMAX, by contrast, generates nearly two-thirds of its revenue from recurring franchise fees and annual dues at high-margins. The combination lifts our blended EBITDA margins from approximately 3% today to approximately 7% pro forma, and that’s before synergies. That is a meaningful structural improvement.

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With that, let me hand it to Ravi to discuss the financial in greater details.

Ravi Jani - Chief Financial Officer, The Real Brokerage, Inc.

Thanks, Tamir, and good morning, everyone. Moving to Slide 12, we expect the transaction to be accretive to Real earnings and adjusted EBITDA margin within the first full fiscal year following close, excluding merger and integration-related expenses. With respect to our balance sheet, we’ve received a $550 million financing commitment arranged by Morgan Stanley and Apollo Global Funding. We would expect to turn this out in the debt or capital markets prior to closing with the proceeds to be used to refinance REMAX’s existing term loan and to fund the cash portion of the transaction and related costs.

In capital allocation, our first priority post-close will be deleveraging. We anticipate reaching our target 2 times net debt-to-adjusted EBITDA leverage ratio by the end of the second fiscal year following closing, supported by the strong cash conversion of both companies. As we deleverage, we will continue to reinvest in technology and growth while returning capital to shareholders via share repurchases to offset dilution, obviously subject to leverage and covenant capacity.

Moving to Slide 13. On synergies, we expect to realize approximately $30 million of annual run rate cost synergies with the majority realized within calendar year 2027. The key areas for synergy realization come from shared services consolidation, corporate and public company costs, and technology and vendor efficiencies. At run rate, that translates to approximately 100 basis points of consolidated margin expansion.

Now, it’s important to note that our plan is grounded in clearly identified synergy opportunities and informed by what we have already demonstrated at Real. For context, over the past 3 years, Real has reduced operating expenses as a percentage of revenue by 470 basis points and expanded adjusted EBITDA margins by 340 basis points. In short, we know how to run a lean scalable platform and we intend to bring that operating discipline to the combined organization.

Moving to Slide 14. We also believe there’s a compelling revenue growth opportunity from leveraging the combined platform, not just from stronger agent and franchisee growth, but across our higher margin mortgage, title, and Real Wallet businesses. We also see significant opportunity to utilize our AI-powered consumer home search portal, HeyLeo, to further nurture and monetize the 1 million annual leads generated across REMAX.com and REMAX.ca. I want to emphasize that the accretion and value we’ve articulated today are not dependent on these revenue synergies. These opportunities represent additional potential upside.

With that, I’ll hand it back to Tamir.

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Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

Thank you, Ravi. On to Slide 15. As Ravi said, we know how to run a lean scalable platform and we intend to bring that discipline through the integration process and to the combined organization. Our plan is well-defined and set across four phases. Jenna Rozenblat, our Chief Operating Officer, has been appointed Chief Integration Officer for this transaction. She will lead a joint integration team working to execute with discipline to bring our organizations together. Importantly, the pro forma leadership team will draw the best athletes from both organizations. Nobody understands the franchise business like the team who has built it and run it at REMAX and we intend to leverage that institutional knowledge.

On Slide 16, let me close by stepping back to the bigger picture. Real estate is one of the largest markets in the world and it is in the early stages of technology-driven transformation. We built Real to be the center of that transformation as a platform that serves agents, consumers, and now franchisees. The reZEN platform, Leo AI, Real Wallet, and HeyLeo, these are not just features. They are an operating system purpose-built for real estate professionals and their clients. What REMAX adds to is grant equity, a renowned franchise network, and a global footprint to deploy that operating system at scale. We cannot build it organically in the near-term.

Together, the combined company will have over 180,000 agents, approximately $2.3 billion in revenue, and we believe a fundamentally more compelling long-term earning story. We expect to grow rapidly, operate more efficiently, and deliver more value to every participant in the home buying and selling process, and thereby delivering value to our shareholders. We are excited about what comes next and we are committed to executing this integration with discipline, transparency, and a focus on long-term value creation.

Before I close, I want to take a moment to acknowledge Dave and Gail Liniger. Dave and Gail founded REMAX 53 years ago with a simple but radical idea that agents deserved more. That idea became the most iconic real estate brand in the world. The fact that Dave and Gail support this transaction is not something we take lightly. It tells us that they see in this combination what we see, a path to carry REMAX legacy forward for the next 50 years on a stronger foundation with better tools and with greater reach. We are honored by their confidence and we are committed to delivering on our promises.

With that, I’d like to open the line for questions.

Operator

Thank you. At this time, we will be conducting a question-and-answer session. [Operator Instructions] And the first question today is coming from Ryan McKeveny from Zelman. Ryan, your line is live.

Q: Hey, good morning, guys. Congrats to you on the Real side and congrats to the team on the REMAX side. Exciting news today. So, question for me. So, Tamir, I think you discussed agent economics and kind of on the REMAX side, things stay as they are; on the Real side, they stay as they are. I guess just thinking through the agent value proposition, I know on the REMAX side, they’ve made some transitions and adjustments in different types of plans, including Aspire, with regard to bringing new agents on.

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How should we think about whether the franchisee sees a different go-to-market plan or different possibilities in terms of what they can present to agents on the REMAX side of things? Maybe you can just dig into that a bit from the viewpoint of what changes, what stays the same from the point of view of, let’s say, an agent on the Real side and an agent on the REMAX side? Thank you so much.

Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

Sure. Great question. And it’s a big one as well. I think that first and foremost, I think that the REMAX leadership in the past couple of years has done a great job, making sure that, they’re strengthening the value proposition and positioning REMAX to go back to growth in North America. What we will try to do is make sure that we’re operating two individual brands in parallel. So, nothing changes for REMAX, nothing changes for Real in terms of branding and how agents and franchisees and team leaders operate on a day-to-day basis. What we’re trying to do is add on top of that.

The economics for them remains the same, but what we plan on doing is offering the Real technology to all of the REMAX agents and franchisees so that they can leverage that technology in order to run their businesses more efficiently, have a better value proposition for their buyers and sellers, and overall, strengthening the value proposition that REMAX has for agents and franchisees. So, all in all, I think that this combination is the winning one, because we are complementing each other and Real brings to REMAX, what REMAX was trying to build on their own and we’ve been successfully building for the past decade. And I think that that technology is going to play a significant role in how REMAX attracts new franchisees and how franchisees and operators attract agents to their offices.

In terms of branding, two separate brands, but the value proposition is just going to become stronger just because they will be able to offer more tools, more technology, bigger community, more lead exchange possibilities, and just better monetization of their business.

Q: Got it. That’s very helpful. Thank you, Tamir.

Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

Thank you.

Operator

Thank you. And the next question will be from Stephen Sheldon from William Blair. Stephen, your line is live.

Q: Hey, everyone. You have Matt Filek on for Stephen Sheldon. Thank you for the questions and congrats on the announcement this morning. As you think about the integration, where do you see the greatest execution risks and how are you planning to mitigate those? And related to integration, how quickly can REMAX agents be onboarded to Real’s tech stack?

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Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

Thank you. I think that it’s very important for both management teams to make sure that agents are behind that move and they understand that we’re coming to provide additional value versus taking anything away. So in the short-term, we want to provide stability and make sure that both on the REMAX side, on Real side, everybody understands that it’s business as usual and everything remains the same for them.

In addition to that, once we close the transaction, there will be a team at Real that will be demonstrating and pitching our technology to the franchisees and they will be able to elect whether they want to use it or not. So it’s not mandatory. We’re not going to dictate anything. We’re just going to present them the multiple offers and tools that Real has. And if they choose to elect, we will integrate them. So that will be done pretty much on day one. We will actually start the communication prior to closing, I think, just to get them to be a little bit more familiar with the Real technology. But franchisees that will be interested and agents that will be interested in adopting Real’s technology will be able to do that from day one.

Q: Great. Thank you. And then just as a quick follow-up, could you briefly touch on timing of the announcement? What made you feel like now was the right time for something like this?

Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

I think that when you look at the two companies, we’ve been obviously very impressed with REMAX. I’ve known that brand since I was a kid and I always admired it. I think that the two companies are now at a point where our technology has reached the maturity that enables it to go and be rolled out through a network of 150,000 agents worldwide. So, we feel very confident in our ability to actually execute. Real on its side also matured to be a company that is operating at scale. We’re at all 50 states and five Canadian provinces. And once we looked deeper into the two companies, we understood that they’re just complementary. REMAX brings the brand recognition and iconic brand, the scale, the global presence. We bring the technology, the growth. So it was a point in time where we understood that we have what they need and they have what we need. And it’s a good point in time to join forces and build an amazing company together.

Q: Great. Thank you, Tamir.

Operator

Thank you. The next question will be from Matthew Erdner from Jones Trading. Matthew, your line is live.

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Q: Hey, good morning, guys. Congrats to both parties in this transaction. What do you guys envision happening with the non-controlling interests over at REMAX? Obviously, Dave’s behind the transaction, is voting for it. But could you speak a little bit about that and a little more about the structure as you go forward?

Ravi Jani - Chief Financial Officer, The Real Brokerage, Inc.

Yeah. Thanks for the question, Matt. And all the details will be filed in our filings in the agreement and the proxy that Alix mentioned. So happy to get into some of the technical details offline. But the non-controlling interest will be converted into REMAX shareholders and then ultimately merged into the new co, so that’s more of it. The technical mechanics are a little bit more nuanced than that. But you won’t see that non-controlling interest line in the combined company.

Q: Got it. Thank you, guys.

Operator

Thank you. The next question will be from Naved Khan from B. Riley Financial. Naved, your line is live.

Q: Great. Thank you very much. Just curious about maybe the retention rates of the REMAX franchisees. How does that look like? And is it possible to use in Real maybe the retention mechanism where people, franchisees want to move over maybe can be on The Real Brokerage economics and The Real Brokerage model? So that’s the first part of my question.

The second question is around just the potential for maybe tuck-in M&A. Does this current transaction restrain you from engaging in any sort of tuck-in M&A maybe in the title space or mortgage space or such? Thank you.

Ravi Jani - Chief Financial Officer, The Real Brokerage, Inc.

Thanks for the question, Naved. So, I can take the retention rates and M&A, and Tamir, you can address some of the mechanics or post-close vision. But, REMAX has had incredibly strong retention rates. As you know, it’s a franchise model where every year a certain percentage of franchisees are up for renewal. And we’ve been very impressed with the renewal rates in recent years, both in the U.S. and Canada. So, I think given the visibility in the franchisee renewal schedule, we’re pretty excited about the recent track record and the go-forward opportunity to retain our most productive franchisees.

On the M&A side, I think the initial priority will be deleveraging, but we expect to do that quite rapidly. And at the same time, we’ll have the flexibility to return capital, buy back stock, and also explore tuck-in M&A should opportunities arise. But first order of business is getting the transaction closed in finance and then reducing leverage post-close.

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Tamir Poleg - Chairman and Chief Executive Officer, The Real Brokerage, Inc.

And just to add on that, Naved, we have been taking market share from pretty much all of the players in the industry in recent years. We want to make sure that we protect the hard work that REMAX franchisees have put into building their businesses. So there will be measures that we will put in place to make sure that we protect their businesses. And Real does not take agents from REMAX. So, we want to make sure that they understand that. We want to make sure that they understand that we want to protect and grow their businesses. And at the same time, we also want to make sure that we have a very compelling offering for any agent who is not currently with Real or REMAX and is looking for a change, so they find the right model for them under that umbrella of the combined company.

Q: Thank you.

Operator

Thank you. [Operator Instructions] The next question is coming from Tom White from D. A. Davidson. Tom, your line is live.

Q: Great. Thanks. Good morning, Tamir and Ravi. Congrats on the deal. Just two quick ones, I guess, maybe just a follow-up on the last question. Existing franchise agreements at REMAX, I’m just curious if any of them have changed control provisions, and if so, how you expect that might play out with the deal? And then also, I was maybe just hoping for a little bit more background on how the deal came together. Was it just sort of the result of an organic kind of ad hoc discussions, or was there sort of more of a structured process? Thanks.

Ravi Jani - Chief Financial Officer, The Real Brokerage, Inc.

Thanks for the question. Yeah, so there’s no change of control outs or anything in the franchise agreements. So hopefully that helps on the first question. On the second question, I appreciate the question. I think we’ll defer to the proxy when all the details will come out. But needless to say, both companies are very excited about the opportunity ahead to operate and deliver value as a combined company for all of our stakeholders.

Q: Understood. Thanks, guys.

Ravi Jani - Chief Financial Officer, The Real Brokerage, Inc.

Thanks, Tom.

Operator

Thank you. That concludes today’s Q&A session, and this also concludes today’s conference call. A replay will be available on the Investor Relations sections of both company websites. Thank you for your participation and have a good morning.

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Cautionary Disclosure Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“RE/MAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this communication or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.